UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-43083

PicS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒      Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026

PicS N.V.

By:	/s/ Eduardo Chedid Simões
Name: Eduardo Chedid Simões
Title: Executive Director and Chief Executive Officer

By:	/s/ André Cazotto
Name: André Cazotto
Title: Investor Relations, Strategy, and M&A Officer

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